

July 16, 2013

Via E-mail
Shawn A. Jenkins
Chief Executive Officer
Benefitfocus, Inc.
100 Benefitfocus Way
Charleston, SC 29492

Re:    **Benefitfocus, Inc.**
       **Amendment No. 1 to Confidential Draft**
       **Registration Statement on Form S-1**
       **Submitted June 21, 2013**
       **CIK No. 0001576169**

Dear Mr. Jenkins:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated June 6, 2013.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.    We are still unable to search the underlying text in your prospectus cover page for your amendment submitted through EDGAR. As noted in prior comment 3, please ensure your next amendment complies with Rule 301 of Regulation S-T and Section 2.1 of the Volume II of the EDGAR Filer Manual. You may consult EDGAR Filer Support at (202) 551-8900.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Key Financial and Operating Performance Metrics, page 48

2.      We note your response to prior comment 17 regarding disclosure of your software services revenue retention rate and your belief that this metric on a customer segment basis is not material.  Please advise us whether the software services revenue retention rate for your carrier customers varies materially from your employer customers.

Sources of Liquidity, page 73

3.      We note your disclosure on page 74 that as of March 31, 2013 approximately $0.6 million of the master credit facility was unused.  Please revise to disclose that in June 2013 you borrowed $591 thousand and therefore, if true, that there is currently no available borrowing capacity under this facility.

Executive Compensation, page 106

4.      Please incorporate your response to prior comment 33 in your next amendment.  Your intention to engage a compensation consultant and potentially revise compensation arrangements for Messrs. Jenkins and Holland, which may involve removing provisions of their respective agreements that restrict salary increases, should be disclosed.

Principal and Selling Shareholders, page 121

5.      We note your response regarding the disclaimers of beneficial ownership you disclose on behalf of Messrs. DiSabato and Zia in your prospectus.  Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and investment power.  See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).  To the extent that you choose to retain the disclaimers of beneficial ownership, please provide us with a detailed legal analysis supporting your belief that you can disclaim beneficial ownership as you have and clarify who has voting and/or investment power over the disclaimed interest.  Otherwise, please remove these disclaimers from your beneficial ownership table.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:     Via E-mail
       Don Reynolds, Esq.
       Wyrick Robbins Yates & Ponton LLP